SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-3187
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CenterPoint Energy Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CenterPoint Energy Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 20, 2008

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS
Investments, at fair value (see Note 2)	$1,378,050,376	$1,329,579,251
Participant loans	34,276,898	34,161,360

Receivables:
Employer contributions	14,231,346	14,266,550
Participant contributions	1,035,374	2,001,378
Dividends and interest	618,995	959,929
Pending investment transactions	365,968	2,729,530
Rollover contributions	747	—

Total receivables	16,252,430	19,957,387

Total Assets	1,428,579,704	1,383,697,998

LIABILITIES
Pending investment transactions	133,255	791,274
Other	352,530	414,077

Total Liabilities	485,785	1,205,351

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,428,093,919	1,382,492,647

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	853,123	2,210,402

NET ASSETS AVAILABLE FOR BENEFITS	$1,428,947,042	$1,384,703,049

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment Income, Net:
Dividends	$36,235,981
Interest on loans to participants	2,580,908
Net appreciation of investments (see Note 3)	58,382,319

Total Investment Income	97,199,208

Contributions:
Participant contributions	41,220,909
Employer contributions	35,062,503
Rollover contributions	3,312,462

Total Contributions	79,595,874

TOTAL ADDITIONS	176,795,082

DEDUCTIONS:
Administrative expenses	2,972,107
Benefit payments	129,578,982

TOTAL DEDUCTIONS	132,551,089

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	44,243,993

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF PERIOD	1,384,703,049

END OF PERIOD	$1,428,947,042

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan’s provisions will govern.
(a) General
The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income (Participants).
(b) Contributions
Active Participants may contribute, on a pre-tax or after-tax basis, up to 16% of eligible compensation, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution up to a total amount of $5,000 for 2007; however, the Company does not provide the basic match or the discretionary match on such “catch-up” contributions. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

Effective January 1, 2008, the Plan has been amended to include an automatic enrollment provision (Automatic Enrollment). An employee who is initially employed by the Company on or after January 1, 2008 shall automatically be enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled shall be deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contributions shall be three percent of the employee’s eligible compensation on a payroll period basis for a period of 12 months beginning immediately following the commencement date of the Automatic Contribution. The contribution percentage is increased by an increment of one percent for each subsequent 12-month period up to six percent of compensation on a payroll period basis.

A notice will be provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee shall have at least 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Enrollment provision of the Plan will be invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution.

In general, the employer matching contribution is 75% of the first six percent of eligible compensation that the Participant contributes into the Plan. Additional discretionary matching contributions may be made of up to 50% of the first six percent of eligible compensation that the Participant contributes to the Plan. All employer matching contributions (including the discretionary match) are fully vested at all times.

Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in Company common stock either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

Contributions are subject to certain limitations.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c) Investment Options
The Plan offered the following investment funds (Funds):
•	Company Common Stock Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	International Equity Fund

•	Balanced Fund

•	Fixed Income Fund

•	Stable Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2005 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2045 Fund
Effective January 1, 2008, the following investment funds were added to the Plan:
•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2050 Fund
Upon enrollment in the Plan, Participants may direct contributions (as permitted), in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each investment fund.

In addition to the Funds listed above, Participants with balances in the REI Stock Fund as of December 29, 2006 were liquidated and transferred to the Stable Value Fund in 2007.
(d) Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.
(e) Vesting and Forfeitures
Participants are immediately 100% vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(f) Participant Loans
A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

The loans are to be secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. The minimum loan amount is $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.
(g) Payment of Benefits
Upon termination, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect to have an in-kind distribution of those funds.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump sum distributions are made for accounts which do not exceed $1,000.

A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws matched after-tax contributions will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.
(h) Administration
The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Hewitt Associates is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the funds. The fees charged by the Trustee, recordkeeper and the investment consultant are paid by the Trustee out of the funds.
(i) Termination of the Plan
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

2.	Summary of Accounting Policies
(a) Use of Estimates and Basis of Accounting
The preparation of financial statements under the accrual basis of accounting in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(b) Investment Valuation and Income Recognition
The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements, except for fully-responsive investment contracts which are stated at contract value. The fair value for securities are based on quoted market prices in an active market. Fair value for mutual and institutional funds is determined using the net asset value of each fund as of the financial statement dates. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP AAG INV-1 and SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution attributable to fully benefit-responsive investment contracts, because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FSP AAG INV-1 and SOP 94-4-1, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
(c) Payment of Benefits
Benefits are recorded when paid.
(d) New Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements and applies to reporting periods beginning after November 15, 2007. Based on current assets held by the Plan, the Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial statements.

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2007	2006
Company common stock, 20,511,903 and 22,728,974 shares, respectively	$351,368,898	$376,846,389
Barclays Global Investors Equity Index Fund, 6,997,313 and 6,881,452 shares, respectively	153,101,219	142,583,687
Dwight Target 2 Fund, 5,366,503 and 4,785,929 shares, respectively	90,488,518	76,177,489
PIMCO Total Return Fund, 8,184,117 and 7,159,992 shares, respectively	87,488,217	74,320,722
Advisors Inner Circle LSV Value Equity Fund, 4,114,156 and 3,800,880 shares, respectively	70,763,476	72,748,848
Barclays Global Investors Russell 1000 Value Fund, 2,907,204 and 4,592,459 shares, respectively	46,864,125	74,030,437

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.
During 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stocks	$15,282,798
Common or collective trusts	26,403,504
Mutual funds	16,696,017

Total investment appreciation	$58,382,319

Stable Value Fund

The Stable Value Fund has investments in synthetic guaranteed investment contracts (Synthetic GICs). Synthetic GICs are investment contracts issued by an insurance company or bank, backed by a portfolio of short-term and intermediate term fixed income investments that are owned by the fund. The underlying assets are maintained separate from the contract issuer’s general assets by a third-party custodian. The contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified Participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting rates for Synthetic GICs are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio value, current yield to maturity, duration and market value relative to the Synthetic GICs book value. Crediting rates for Synthetic GICs cannot be less than zero.

During 2007 and 2006, the average yields for the Synthetic GICs were as follows:

	2007	2006
Based on actual earnings	5.48%	5.47%
Based on the interest rate credited to Participants	4.80%	4.92%
Benefit-responsive investment contracts are designed to preserve capital and provide a stable crediting rate. Such contracts are fully benefit-responsive and provide Participant initiated withdrawals to be paid at contract value. Such contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

Contracts associated with Synthetic GICs are evergreen agreements with termination provisions. Accordingly, such agreements permit the Plan’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the contract if the book value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Contracts that permit the issuer to terminate at market value generally provide portfolio guidelines and transition provisions intended to result in the contract value equaling the market value of the portfolio by such termination date. Non-adherence to the guidelines and provisions may result in the settlement of the contract at market value; however, the Plan Administrator does not believe the occurrence of these circumstances is probable.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
4.	Risks and Uncertainties

The Plan provides for investments in Company common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

5.	Tax Status

The IRS has determined and informed the Company by letter dated April 2, 2001 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

6.	Related Party Transactions

During 2007, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company common stock	$56,301,997
	Northern Trust collective short-term investment fund	557,316,741

Sales	Company common stock	$91,663,986
	Northern Trust collective short-term investment fund	560,138,453
7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2007	2006
Net Assets Available for Benefits per the financial statements	$1,428,947,042	$1,384,703,049
Adjustment from contract value to fair value for fully benefit-responsive contracts	(853,123)	(2,210,402)

Net Assets Available for Benefits per Form 5500	$1,428,093,919	$1,382,492,647

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2007:

Increase in Net Assets Available for Benefits per the financial statements	$44,243,993
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	2,210,402
Adjustment from contract value to fair value for fully benefit-responsive contracts	(853,123)

Increase in Net Assets Available for Benefits per Form 5500	$45,601,272

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
8.	Excess Contributions

Benefit payments of $129,578,982 for the plan year ended December 31, 2007 include distributions of $241,994 made to certain Participants to refund excess deferral contributions to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. The Plan also expects to refund approximately $250,000 in 2008 related to excess contributions for plan year 2007.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	CASH	NON-INTEREST BEARING CASH	$31,082

	COMMON OR COLLECTIVE TRUSTS
	BARCLAYS GLOBAL INVESTORS	INDEX FUND	153,101,219
	BARCLAYS GLOBAL INVESTORS	MSCI ACWI EX US INDEX SUPERFUND	30,996,030
	BARCLAYS GLOBAL INVESTORS	RUSSELL 1000 GROWTH FUND	37,778,145
	BARCLAYS GLOBAL INVESTORS	RUSSELL 1000 VALUE FUND	46,864,125
	BARCLAYS GLOBAL INVESTORS	RUSSELL 2000 INDEX FUND	17,191,038
	CAPITAL GUARDIAN	US GROWTH EQUITY MASTER FUND	37,670,150
	DWIGHT ASSETS MANAGEMENT	CORE INTER FUND	23,823,187
	DWIGHT ASSETS MANAGEMENT	TARGET 2 FUND	90,488,518
	DWIGHT ASSETS MANAGEMENT	TARGET 5 FUND	43,510,724
	ISHARES	RUSSELL 1000 GROWTH INDEX FUND	667,364
	MELLON BANK	DAILY LIQUIDITY AGGREGATE BOND FD	37,047,678
	SEI	STABLE ASSET FUND	5,954,796
*	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	11,207,474
	WELLINGTON CAPITAL	SMALL CAP OPPORTUNITY FUND	9,365,266

	SUBTOTAL		545,665,714

	COMMON STOCK
	AAR CORP	COMMON STOCK	156,684
	ABBOTT LAB	COMMON STOCK	965,780
	ABERCROMBIE & FITCH CO	COMMON STOCK CLASS A	247,907
	ACTUANT CORP	COMMON STOCK CLASS A	75,502
	ACERGY S A	COMMON STOCK ADR	80,850
	CHICAGO BRDG & IRON CO	COMMON STOCK	133,572
	ELAN CORP PLC	COMMON STOCK ADR	378,056
	TEVA PHARMACEUTICAL INDS	COMMON STOCK ADR	622,832
	ADVENT SOFTWARE INC	COMMON STOCK	78,986
	AERCAP HOLDINGS N.V.	COMMON STOCK	925,585
	AETNA INC	COMMON STOCK	1,125,735
	AFFILIATED MANAGERS GROUP INC	COMMON STOCK	133,904
	AGCO CORP	COMMON STOCK	164,512
	AGNICO EAGLE MINES LTD	COMMON STOCK	125,649
	AIR PROD & CHEM INC	COMMON STOCK	374,794
	AIRGAS INC	COMMON STOCK	119,853
	ALEXION PHARMACEUTICALS INC	COMMON STOCK	145,558
	ALLETE INC	COMMON STOCK	87,472
	ALLIANCE IMAGING INC	COMMON STOCK	119,673
	ALTRIA GROUP INC	COMMON STOCK	1,519,158
	AMEDISYS INC	COMMON STOCK	141,678
	AMERICAN EAGLE OUTFITTERS INC	COMMON STOCK	234,701
	AMERICAN VANGUARD CORP	COMMON STOCK	54,479
	AMETEK INC	COMMON STOCK	175,650

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	AMYLIN PHARMACEUTICALS INC	COMMON STOCK	125,800
	ANALOGIC CORP	COMMON STOCK	126,636
	ANSYS INC	COMMON STOCK	119,405
	APPLE INC	COMMON STOCK	411,016
	ARCH CAPITAL GROUP	COMMON STOCK	139,997
	ARCH CHEMICALS INC	COMMON STOCK	64,680
	ARGO GROUP INTERNATIONAL HOLDINGS	COMMON STOCK	91,843
	ARIBA INC	COMMON STOCK	100,908
	ATHEROSMUNICATIONS INC	COMMON STOCK	92,842
	ATLAS AIR WORLDWIDE HLDGS INC	COMMON STOCK	90,005
	AUDIOVOX CORP	COMMON STOCK CLASS A	52,452
	BARNES GROUP INC	COMMON STOCK	150,923
	BARRETT BILL CORP	COMMON STOCK	142,358
	BECKMAN COULTER INC	COMMON STOCK	78,624
	BERKLEY W R CORP	COMMON STOCK	123,413
	BIOMED RLTY TR INC	COMMON STOCK	123,264
	BJS WHSL CLUB INC	COMMON STOCK	150,205
	BK HAW CORP	COMMON STOCK	113,019
	BLACKROCK INC	COMMON STOCK	140,920
	BMC SOFTWARE INC	COMMON STOCK	64,152
	BORG WARNER INC	COMMON STOCK	133,612
	BOSTON PRIVATE FINL HLDGS INC	COMMON STOCK	115,361
	BOTTOMLINE TECHNOLOGIES DEL INC	COMMON STOCK	76,860
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	COMMON STOCK	62,517
	BRIGHTPOINT INC	COMMON STOCK	64,358
	BROWN SHOE INC	COMMON STOCK	50,364
	C H ROBINSON WORLDWIDE INC	COMMON STOCK	1,104,048
	CADBURY SCHWEPPES PLC	COMMON STOCK ADR	745,487
	CALLAWAY GOLF CO	COMMON STOCK	125,845
	CARLISLE COMPANIES INC	COMMON STOCK	155,526
	CAVIUM NETWORKS INC	COMMON STOCK	58,241
	CBEYOND INC	COMMON STOCK	106,053
	CELANESE CORP DEL	COMMON STOCK	105,377
	CENT EUROPEAN DISTR CORP	COMMON STOCK	83,054
	CENTENNIAL COMMUNICATIONS CORP	COMMON STOCK	122,442
*	CENTERPOINT ENERGY INC	COMMON STOCK	351,368,898
	CEPHALON INC	COMMON STOCK	270,535
	CF INDS HLDGS INC	COMMON STOCK	169,492
	CHATTEM INC	COMMON STOCK	142,771
	CHEMED CORP	COMMON STOCK	91,084
	CHIPOTLE MEXICAN GRILL INC	COMMON STOCK	101,478
	CHIQUITA BRANDS INTL INC	COMMON STOCK	73,008
	CISCO SYSTEMS INC	COMMON STOCK	852,705
	CME GROUP INC	COMMON STOCK	411,600
	COEUR D ALENE MINES CORP	COMMON STOCK	121,425
	COMTECH GROUP INC	COMMON STOCK	83,289

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	COLUMBIA BKG SYS INC	COMMON STOCK	75,514
	COMPASS MINERALS INTL INC	COMMON STOCK	154,160
	CONTL AIRL INC	COMMON STOCK CLASS B	44,500
	CORE LAB NV	COMMON STOCK	114,742
	CORNING INC	COMMON STOCK	460,608
	CORP OFFICE PPTYS TRUST	COMMON STOCK	57,330
	CORRECTIONS CORP OF AMERICA	COMMON STOCK	76,431
	COSTCO WHOLESALE CORP	COMMON STOCK	544,128
	COVANTA HLDG CORP	COMMON STOCK	125,300
	CROCS INC	COMMON STOCK	75,461
	CROWN HLDGS INC	COMMON STOCK	125,172
	CVS CAREMARK CORP	COMMON STOCK	1,057,350
	CYPRESS SEMICONDUCTOR CORP	COMMON STOCK	61,251
	DANAHER CORP	COMMON STOCK	368,508
	DELTA AIR LINES INC	COMMON STOCK	49,137
	DENTSPLY INTL INC	COMMON STOCK	104,897
	DIAMONDROCK HOSPITALITY CO	COMMON STOCK	179,909
	DIGITAL RLTY TR INC	COMMON STOCK	108,971
	DIRECTV GROUP INC	COMMON STOCK	150,280
	DOLBY LABORATORIES INC	COMMON STOCK CLASS A	103,418
	DUPONT FABROS TECHNOLOGY INC	COMMON STOCK	51,352
	EASTGROUP PPTYS INC	COMMON STOCK	96,674
	EL PASO ELEC CO	COMMON STOCK	124,782
	ELECTR ARTS	COMMON STOCK	1,168,200
	ELI LILLY & CO	COMMON STOCK	592,629
	EMERSON ELEC CO	COMMON STOCK	288,966
	EMPLOYERS HLDGS INC	COMMON STOCK	15,540
	EMS TECHNOLOGIES INC	COMMON STOCK	107,654
	ENCORE CAP GROUP INC	COMMON STOCK	104,157
	ENERGEN CORP	COMMON STOCK	56,522
	ENERNOC INC	COMMON STOCK	94,763
	ENERSYS	COMMON STOCK	125,050
	EOG RESOURCES INC	COMMON STOCK	678,300
	EQUINIX INC	COMMON STOCK	109,156
	EXELON CORP	COMMON STOCK	555,152
	EXPEDITORS INTL WASH INC	COMMON STOCK	71,488
	FDRY NETWORKS INC	COMMON STOCK	124,042
	FLIR SYS INC	COMMON STOCK	93,274
	FLOWSERVE CORP	COMMON STOCK	109,668
	FMC CORP	COMMON STOCK	278,205
	FOCUS MEDIA HLDG LTD	COMMON STOCK ADR	99,986
	FOREST LAB INC	COMMON STOCK	200,475
	FOSTER L B CO	COMMON STOCK CLASS A	114,323
	FPIC INS GROUP INC	COMMON STOCK	127,651
	FTI CONSULTING INC	COMMON STOCK	226,219
	GAMESTOP CORP	COMMON STOCK CLASS A	162,107

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	GATX CORP	COMMON STOCK	89,499
	GENERAL CABLE CORP	COMMON STOCK	72,547
	GILEAD SCI INC	COMMON STOCK	575,125
	GOOGLE INC	COMMON STOCK CLASS A	2,413,265
	GREEN MTN COFFEE ROASTERS	COMMON STOCK	88,319
	GREENHILL & CO INC	COMMON STOCK	160,882
	GSI COMM INC	COMMON STOCK	59,085
	GUESS INC	COMMON STOCK	103,440
	HALLIBURTON CO	COMMON STOCK	597,992
	HARSCO CORP	COMMON STOCK	163,379
	HAYES LEMMERZ INTL INC	COMMON STOCK	117,609
	HENRY JACK & ASSOC INC	COMMON STOCK	100,037
	HERCULES INC VTG	COMMON STOCK	238,005
	HEWLETT PACKARD CO	COMMON STOCK	1,282,192
	HOLLY CORP	COMMON STOCK	69,210
	HONEYWELL INTL INC	COMMON STOCK	559,056
	HOST HOTELS & RESORTS INC	COMMON STOCK	584,472
	HURON CONSULTING GROUP INC	COMMON STOCK	105,625
	ICONIX BRAND GROUP INC	COMMON STOCK	46,004
	ILL TOOL WKS INC	COMMON STOCK	235,576
	IMMUCOR INC	COMMON STOCK	115,226
	INTEL CORP	COMMON STOCK	1,396,984
	INTERACTIVE BROKERS GROUP INC	COMMON STOCK	135,421
	INTERACTIVE DATA CORP	COMMON STOCK	162,409
	INTERCONTINENTAL EXCHANGE INC	COMMON STOCK	308,000
	INTERNATIONAL BUSINESS MACHS CORP	COMMON STOCK	1,297,200
	INTERWOVEN INC	COMMON STOCK	55,031
	INTUITIVE SURGICAL INC	COMMON STOCK	168,740
	INVERNESS MED INNOVATIONS INC	COMMON STOCK	66,292
	INVESCO LTD	COMMON STOCK	514,632
	INVT TECH GROUP INC	COMMON STOCK	271,263
	IPC HLDGS LTD	COMMON STOCK	113,748
	IRON MTN INC	COMMON STOCK	518,280
	ITC HLDGS CORP	COMMON STOCK	74,474
	IXIA	COMMON STOCK	115,182
	J CREW GROUP INC	COMMON STOCK	100,277
	KADANT INC	COMMON STOCK	154,581
	KAISER ALUM CORP	COMMON STOCK	213,801
	KBR INC	COMMON STOCK	350,674
	KHD HUMBOLDT WEDAG INTL LTD	COMMON STOCK	123,518
	KIMCO RLTY CORP	COMMON STOCK	356,720
	KOHLS CORP	COMMON STOCK	384,720
	KOPPERS HLDGS INC	COMMON STOCK	119,775
	KANSAS CITY SOUTHERN	COMMON STOCK	86,168
	LADISH INC	COMMON STOCK	82,925
	LAM RESH CORP	COMMON STOCK	410,685

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	LANDSTAR SYS INC	COMMON STOCK	408,855
	LAZARD LTD	COMMON STOCK CLASS A	79,326
	LECG CORP	COMMON STOCK	65,963
	LIFE TIME FITNESS INC	COMMON STOCK	96,379
	LKQ CORP	COMMON STOCK	36,785
	LMI AEROSPACE INC	COMMON STOCK	102,329
	LOCKHEED MARTIN CORP	COMMON STOCK	463,144
	LONGS DRUG STORES CORP	COMMON STOCK	110,920
	LOWES COS INC	COMMON STOCK	366,444
	MANPOWER INC	COMMON STOCK	341,400
	MAXIM INTEGRATED PRODS INC	COMMON STOCK	508,416
	MCAFEE INC	COMMON STOCK	70,500
	MCKESSON CORP	COMMON STOCK	615,794
	MDU RES GROUP INC	COMMON STOCK	67,368
	MEASUREMENT SPECIALTIES INC	COMMON STOCK	79,118
	MEDTRONIC INC	COMMON STOCK	1,161,237
	MF GLOBAL LTD	COMMON STOCK	150,112
	MICROS SYS INC	COMMON STOCK	87,700
	MICROSOFT CORP	COMMON STOCK	2,232,120
	MILLENNIUM PHARMACEUTICALS INC	COMMON STOCK	545,272
	MINERALS TECHNOLOGIES INC	COMMON STOCK	155,324
	MOOG INC	COMMON STOCK	103,073
	MOVADO GROUP INC	COMMON STOCK	62,466
	NAVIGATORS GROUP INC	COMMON STOCK	164,450
	NET 1 UEPS TECHNOLOGIES INC	COMMON STOCK	131,239
	NETAPP INC	COMMON STOCK	569,088
	NEWELL RUBBERMAID INC	COMMON STOCK	1,143,896
	NEWFIELD EXPLORATION	COMMON STOCK	584,970
	NGP CAP RES CO	COMMON STOCK	120,351
	NJ RES CORP	COMMON STOCK	123,549
	NORTEL NETWORKS CORP	COMMON STOCK	277,656
	NORTHROP GRUMMAN CORP	COMMON STOCK	188,736
	NORTHWEST AIRLS CORP	COMMON STOCK	137,845
	NRG ENERGY INC	COMMON STOCK	524,414
	NTELOS HLDGS CORP	COMMON STOCK	155,873
	NUANCE COMMUNICATIONS INC	COMMON STOCK	56,974
	NYMEX HLDGS INC	COMMON STOCK	213,776
	OMNITURE INC	COMMON STOCK	436,099
	ONLINE RES CORP	COMMON STOCK	68,659
	ONYX PHARMACEUTICALS INC	COMMON STOCK	99,560
	OSI PHARMACEUTICALS INC	COMMON STOCK	281,358
	OWENS & MINOR INC	COMMON STOCK	107,772
	OWENS ILL INC	COMMON STOCK	131,175
	P F CHANGS CHINA BISTRO INC	COMMON STOCK	258,092
	PAETEC HLDG CORP	COMMON STOCK	104,325
	PARALLEL PETROLEUM CORP	COMMON STOCK	63,292

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	PDL BIOPHARMA INC	COMMON STOCK	45,552
	PENN VA CORP	COMMON STOCK	140,052
	PEOPLESUPPORT INC	COMMON STOCK	52,394
	PETRO DEV CORP	COMMON STOCK	150,190
	PETROHAWK ENERGY CORP	COMMON STOCK	145,577
	PHOENIX COS.,INC.	COMMON STOCK	20,179
	PLANTRONICS INC	COMMON STOCK	116,220
	PLATINUM UNDERWRITERS HLDGS INC	COMMON STOCK	60,452
	PLEXUS CORP	COMMON STOCK	125,260
	POTLATCH CORP	COMMON STOCK	122,210
	POWELL INDS INC	COMMON STOCK	100,480
	PRECISION CASTPARTS CORP	COMMON STOCK	371,023
	PRICELINE COM INC	COMMON STOCK	102,225
	PROASSURANCE CORP	COMMON STOCK	126,865
	PROGRESS SOFTWARE CORP	COMMON STOCK	146,845
	PROSPERITY BANCSHARES INC	COMMON STOCK	85,819
	QUALCOMM INC	COMMON STOCK	1,302,485
	QUICKSILVER RES INC	COMMON STOCK	108,454
	RANGE RES CORP	COMMON STOCK	142,010
	RED HAT INC	COMMON STOCK	318,852
	REGAL BELOIT CORP COM	COMMON STOCK	78,213
	RENASANT CORP	COMMON STOCK	112,811
	REP AWYS HLDGS INC	COMMON STOCK	83,845
	RESOURCES CONNECTION INC	COMMON STOCK	257,872
	RESPIRONICS INC	COMMON STOCK	180,725
	REYNOLDS AMERN INC	COMMON STOCK	507,892
	ROPER INDS INC	COMMON STOCK	126,956
	S1 CORP	COMMON STOCK	78,621
	SALESFORCE COM INC	COMMON STOCK	146,695
	SANDRIDGE ENERGY INC	COMMON STOCK	44,825
	SBA COMMUNICATIONS CORP	COMMON STOCK	184,090
	SCHEIN HENRY INC	COMMON STOCK	159,640
	SCHERING-PLOUGH CORP	COMMON STOCK	1,057,608
	SEALED AIR CORP	COMMON STOCK	210,574
	SEI INVTS CO	COMMON STOCK	114,525
	SEMTECH CORP	COMMON STOCK	81,946
	SHAW GROUP INC	COMMON STOCK	105,166
	SIGMA DESIGNS INC	COMMON STOCK	86,112
	SIGNATURE BK	COMMON STOCK	210,600
	SILICON LABORATORIES INC	COMMON STOCK	83,843
	SINA CORPORATION	COMMON STOCK	70,896
	SONICWALL INC	COMMON STOCK	96,051
	SOTHEBYS HLDGS INC	COMMON STOCK CLASS A	121,539
	SOUTHWEST AIRLINES CO	COMMON STOCK	190,320
	SPX CORP	COMMON STOCK	134,734
	ST MARY LAND & EXPL CO	COMMON STOCK	606,177

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	STAPLES INC	COMMON STOCK	339,129
	STATE STR CORP	COMMON STOCK	544,040
	STEEL DYNAMICS INC	COMMON STOCK	154,286
	STEINWAY MUSICAL INSTRS INC	COMMON STOCK	77,196
	STERIS CORP	COMMON STOCK	119,109
	STERLING CONSTR INC	COMMON STOCK	74,624
	STRATEGIC HOTELS & RESORTS INC	COMMON STOCK	112,091
	STRAYER ED INC	COMMON STOCK	98,936
	SUNPOWER CORP	COMMON STOCK CLASS A	116,047
	SUSSER HLDGS CORP	COMMON STOCK	110,495
	SVB FINL GROUP	COMMON STOCK	117,432
	TAKE-TWO INTERACTIVE SOFTWARE INC.	COMMON STOCK	79,335
	TD AMERITRADE HLDG CORP	COMMON STOCK	290,870
	TECK COMINCO LTD	COMMON STOCK	399,952
	TIDEWATER INC	COMMON STOCK	96,005
	TIME WARNER TELECOM INC	COMMON STOCK CLASS A	123,769
	TITAN INTL INC	COMMON STOCK	148,485
	TJX COS INC	COMMON STOCK	290,173
	TNS INC	COMMON STOCK	102,063
	TRADESTATION GROUP INC	COMMON STOCK	106,859
	TRICO MARINE SVCS INC	COMMON STOCK	152,152
	ULTRA PETE CORP	COMMON STOCK	686,400
	UMB FINL CORP	COMMON STOCK	146,152
	UNDER ARMOR INC	COMMON STOCK	93,017
	UNITED TECHNOLOGIES CORP	COMMON STOCK	398,008
	UNVL HEALTH SERVICES INC	COMMON STOCK CLASS B	81,920
	UTD AMER INDTY LTD	COMMON STOCK	122,110
	UTD FINL BANCORP INC	COMMON STOCK	5
	VARIAN INC	COMMON STOCK	112,316
	VARIAN SEMICONDUCTOR EQUIPMENT ASSOCIASION INC	COMMON STOCK	98,309
	VCA ANTECH INC	COMMON STOCK	105,710
	VERIGY LTD	COMMON STOCK	106,235
	VERISIGN INC	COMMON STOCK	244,465
	VERTEX PHARMACEUTICALS INC	COMMON STOCK	146,349
	VIACOM INC	COMMON STOCK CLASS B	1,119,960
	VISTAPRINT COM INC	COMMON STOCK	129,407
	WADDELL & REED FINL INC	COMMON STOCK CLASS A	181,172
	WAL-MART STORES INC	COMMON STOCK	784,245
	WASTE CONNECTIONS INC	COMMON STOCK	122,982
	WEBSITE PROS INC	COMMON STOCK	81,270
	WMS INDS INC	COMMON STOCK	159,384
	XENOPORT INC	COMMON STOCK	69,291
	XINHUA FIN MEDIA LTD	COMMON STOCK ADR	61,560
	XTO ENERGY INC	COMMON STOCK	590,640
	ZORAN CORP	COMMON STOCK	162,522

	SUBTOTAL		424,883,000

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(e) Current value
	similar party	date, rate of interest, collateral, par or maturity
		value

	MUTUAL FUNDS
	ADVISORS INNER CIRCLE	FD LSV VALUE EQUITY FUND	70,763,476
	LOOMIS SAYLES	INVESTMENT TRUST FIXED INCOME FUND	30,351,162
	PIMCO	TOTAL RETURN FUND	87,488,217
	TEMPLETON INVESTMENTS	INSTITUTIONAL FOREIGN EQUITIES FUND	38,414,542
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL VALUE FUND	55,609,126
	VANGUARD	TARGET RETIREMENT FUND 2005	6,191,849
	VANGUARD	TARGET RETIREMENT FUND 2015	19,807,623
	VANGUARD	TARGET RETIREMENT FUND 2025	30,298,748
	VANGUARD	TARGET RETIREMENT FUND 2035	35,695,405
	VANGUARD	TARGET RETIREMENT FUND 2045	29,484,700
	VANGUARD	TARGET RETIREMENT INCOME FUND	3,365,732

	SUBTOTAL		407,470,580

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,378,050,376

*	CENTERPOINT ENERGY SAVINGS PLAN PARTICIPANT LOANS	LOANS ISSUED AT INTEREST RATES BETWEEN 4.0% - 9.25% WITH VARIOUS MATURITIES	$34,276,898

*	PARTY IN INTEREST
HISTORICAL COST INFORMATION COLUMN (D) IS NOT PRESENTED SINCE THE INVESTMENTS DISPLAYED ARE PARTICIPANT DIRECTED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Marc Kilbride

(Marc Kilbride, Chairman of the Benefits Committee
of CenterPoint Energy, Inc., Plan Administrator)
June 20, 2008

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm